File No. 812-13538

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION
OF
ING INVESTMENTS, LLC, DIRECTED SERVICES, LLC, ING INVESTMENT MANAGEMENT CO., ING FUNDS DISTRIBUTOR, LLC, ING INVESTORS TRUST, ING PARTNERS, INC., ING MUTUAL FUNDS, ING SERIES FUNDS, INC., AND ING STRATEGIC ALLOCATION PORTFOLIOS, INC. FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT

March 13, 2009

Please send all communications, notices and orders to:

Huey P. Falgout, Jr.

ING Investments, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ  85258

Copies to:

Geoffrey R. T. Kenyon
Maureen Magner

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116-5021

This Application (including exhibits)
consists of 32 pages

Sequentially Numbered Pages

Exhibits Begin at Sequential Page No. 20

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

IN THE MATTER OF

ING Investments, LLC,	APPLICATION AS AMENDED FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 AS AMENDED FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT
Directed Services, LLC,
ING Investment Management Co.,
ING Funds Distributor, LLC,
ING Investors Trust,
ING Partners, Inc.,
ING Mutual Funds,
ING Series Funds, Inc., and
ING Strategic Allocation Portfolios, Inc.

File No. 812-13538

I.                                        INTRODUCTION

ING Investments, LLC (“IIL”), Directed Services, LLC (“DSL”),  ING Investment Management Co. (“IIM”), and any investment adviser controlling, controlled by or under common control with IIL, DSL or IIM (each an “Adviser” and together the “Advisers”), ING Funds Distributor, LLC (“IFD”) and ING Investors Trust, ING Partners, Inc., ING Mutual Funds, ING Series Funds, Inc., and ING Strategic Allocation Portfolios, Inc. and certain series thereof (collectively, the “Trusts”), and each existing or future registered open-end management investment company or series thereof that is part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (“1940 Act”) as the Trusts and that is advised by an Adviser, (each a “Fund,” and collectively, the “Funds,” and together with the Trusts, Advisers, and IFD, the “Applicants”) hereby apply for an order from the Securities and Exchange Commission (“Commission”) pursuant to Section 6(c) of the 1940 Act for an exemption from Section 12(d)(1)(G) of the 1940 Act.(1)  Applicants request the exemption to the extent necessary to permit any Fund that operates as a “fund of funds” and which invests in other funds in reliance on Section 12(d)(1)(G) of the 1940 Act and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, to also invest, to the extent consistent with its investment objective, policies, strategies and

(1) Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and conditions in this application.

limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).

II.                                     APPLICANTS

A.            The Trusts and the Funds

ING Investors Trust is organized as a Massachusetts business trust.  ING Mutual Funds is a Delaware statutory trust.  Each of ING Partners, Inc., ING Series Funds, Inc. and ING Strategic Allocation Portfolios, Inc., is a Maryland corporation.  Each aforementioned entity is registered under the 1940 Act as an open-end management investment company and is organized as a series investment company.(2)

The Trusts offer separate series that may invest in other registered investment companies in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act.  These Funds(3) may invest directly in non-investment company securities in

(2) It is intended that the order requested herein apply to any Fund regardless of its form or state of organization, as this factor is not relevant to the relief requested.  The Funds reserve the right to, and may, from time to time, reorganize to change their form of organization, under the laws of the same or another jurisdiction, consistent with applicable state and federal law and their Declaration of Trust, Trust Instrument, or By-Laws, as the case may be.  Any such reorganization shall be restricted to change of domicile or form of organization or mergers or similar transactions with another Fund.  Applicants request that the requested order apply to the Funds’ successors in interest that result from such reorganizations and that remain Funds.  Except as otherwise noted here, references to “Funds” and “Board of Trustees” shall be deemed to apply to any partnership or business trust, or a similar partnership or business trust organized in the future that subsequently reorganizes to another form.

(3) As of the date of this application, the current Funds include:  ING Franklin Templeton Founding Strategy Portfolio, ING LifeStyle Aggressive Growth Portfolio, ING LifeStyle Growth Portfolio, ING LifeStyle Moderate Growth Portfolio, ING LifeStyle Moderate Portfolio, ING LifeStyle Conservative, ING American Funds World Allocation Portfolio, and ING Oppenheimer Active Asset Allocation Portfolio each a series of ING Investors Trust; ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution 2045 Portfolio, ING Solution Income Portfolio, ING Solution Growth Portfolio, ING Solution Growth and Income Portfolio, ING Index Solution 2015 Portfolio, ING Index Solution 2025 Portfolio, ING Index Solution 2035 Portfolio, ING Index Solution 2045 Portfolio, and ING Index Solution Income Portfolio each a series of ING Partners, Inc.; ING Diversified International Fund, a series of ING Mutual Funds; ING Global Income Builder Fund, ING Strategic Allocation Conservative Fund,  ING Strategic Allocation Growth Fund,  ING Strategic Allocation Moderate Fund,  each a series of ING Series Funds, Inc.; and ING VP Strategic Allocation Conservative Portfolio, ING VP Strategic Allocation Growth Portfolio, and ING VP Strategic Allocation Moderate Portfolio, each a series of ING Strategic Allocation Portfolios, Inc.

reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B.                                     The Advisers

Each of IIL, DSL and IIM currently serves as an investment adviser or sub-adviser to the appropriate Funds.  Each Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  Any future Adviser will be registered under the Advisers Act .

IIL is an Arizona limited liability company organized in December 1994 and serves as investment adviser to approximately 70 registered investment companies and/or their series.

DSL is a Delaware limited liability company organized in 1988 and serves as investment adviser to approximately 65 registered investment companies and/or their series.

IIM is a Connecticut corporation organized in 1972 and serves as an adviser or sub-adviser to approximately 70 registered investment companies and/or their series.

IIL, DSL and IIM are indirect, wholly owned subsidiaries of ING Groep N.V.

C.                                     The Distributor

IFD is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”).  IFD is a Delaware corporation and an affiliate of the Advisers.  IFD is currently the distributor of the Funds.

III.                               THE PROPOSED TRANSACTIONS

Each Fund invests in certain underlying funds as set forth in its prospectus.  Applicants propose that, subject to the terms and conditions set forth in this application,

the Funds be permitted to invest in Other Investments.  The opportunity to invest in Other Investments will allow the Funds greater flexibility to seek to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (e.g., stocks, bonds and other securities that are not issued by an investment company).  In addition, there may be times when using a derivative may allow a Fund to invest in eligible asset classes with greater efficiency and at a lower cost than is possible through investment in an underlying fund.  Each Fund would use Other Investments for a purpose that is consistent with the Fund’s investment objectives, policies, strategies and limitations.  The Adviser believes that its ability to use the fund of funds structure in combination with direct investments in securities and Other Investments will allow it to create more diversified investment products for a wide variety of mutual fund investors.

Consistent with their fiduciary obligations under the 1940 Act, each Fund’s board of trustees or board of directors will review the advisory fees charged by the Fund’s adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory investment agreement of any investment company in which the Fund may invest.

IV.                               LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired fund’s outstanding voting stock or more than 5% of the acquiring fund’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring fund’s total assets.

Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring fund to own more than 3% of the acquired fund’s voting stock, or cause more than 10% of the acquired fund’s voting stock to be owned by the acquiring fund and other investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as “any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.”  Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)                                    the acquired company and the acquiring company are part of the same group of investment companies;

(II)                                the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)                            with respect to

(aa)                            securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb)                          securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)                          the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the 1940 Act.(4)  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire:

(1)                                  Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)                                  Securities (other than securities issued by an investment company); and

(3)                                  Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.(5)  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”(6)  The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and

(4) See Fund of Funds Investments, 1940 Act Rel. No. 27399 (Jun. 20, 2006) (the “Adopting Release”).

(5) See Adopting Release at 17, n.58.

(6) Id. at 17-18.

process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”(7)

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.(8)  It gives the Commission the flexibility to grant exemptions from particular provisions of the 1940 Act or any rule thereunder in cases where, for example, new products face regulatory restrictions, so long as an exemption is necessary or appropriate, is in the public interest, is consistent with the protection of investors, and is consistent with the policy and provisions of the 1940 Act.  Section 6(c) provides as follows:

The Commission, …by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions, (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4)

(7) See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

 (8) See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., 1940 Act Rel. No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., 1940 Act Rel. No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

complex pyramidal structures that may be confusing to investors.(9)  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and acquired fund and requiring that the acquired fund not act as a fund of funds itself.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Funds a broader array of investment options through which to pursue their investment objectives.

V.                                   PRECEDENTS FOR RELIEF

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.  See, Wells Fargo Funds Trust, et al., File No. 812-13548, 1940 Act Rel. Nos. 28524 (Nov. 26, 2008) (order) and 28482 (Oct. 31, 2008) (notice) ; The UBS Funds, et al., File No. 812-13453, 1940 Act Rel. Nos. 28122 (Jan. 16, 2008) (order) and 28080

(9) See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

(Dec. 19, 2007) (notice); Vanguard STAR Funds, et al., File No. 812-13412, 1940 Act Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28009 (Sept. 28, 2007) (notice).(10)

VI.                               CONDITION FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.                                       Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund from investing in Other Investments as described in the application.

VII.                           ADDITIONAL INFORMATION

All actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this Application are authorized to do so.  Copies of the resolutions authorizing the filing of this Application or other statements of authority as required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-5 to the Application.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-5 of this application.

(10) These applicants were granted an exemption from Rule 12d1-2(a) to invest in futures contracts, options on futures contracts, swap agreements, derivatives and other financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act, in addition to underlying funds.  See Investment Company Act Rel. No. IC-28482, 2008 SEC LEXIS 2441 (Oct. 31, 2008), at *2-3, Investment Company Act Rel. No. IC-28080, 2007 SEC LEXIS (Dec. 19, 2007), at *2-3; Investment Company Act Rel. No. IC-28009, 2007 SEC LEXIS 2338 (Sep. 28, 2007), at *2-3.  The Applicants are seeking the same relief provided the applicants in Wells Fargo Funds Trust, et al., The UBS Funds, et al., and Vanguard STAR Funds, et al.

Applicants request that any questions regarding this application be directed to:

Huey P. Falgout, Jr.
ING Investments, LLC
7337 E. Doubletree Ranch Road
Scottsdale, AZ  85258

Fax: 480.477.2775

With copies to:

Geoffrey R. T. Kenyon
Maureen Magner

Dechert LLP

200 Clarendon Street, 27th Floor

Boston, MA 02116-5021

Fax: 617.426.6567

VIII.                      REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act granting the exemption sought by this application.  Applicants submit that the exemption is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

ON BEHALF OF EACH OF THE FOLLOWING:

ING INVESTORS TRUST,

ING MUTUAL FUNDS AND

ING PARTNERS, INC.

Date: March 13, 2009	By:	/s/ Shaun Mathews
Name: Shaun Mathews
		Title:	President and CEO

ON BEHALF OF EACH OF THE FOLLOWING:

ING SERIES FUNDS, INC. AND

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

Date: March 13, 2009	By:	/s/ Shaun Mathews
Name: Shaun Mathews
		Title:	President and CEO

ING INVESTMENTS, LLC

Date: March 13, 2009	By:	/s/ Shaun Mathews
Name: Shaun Mathews
		Title:	President and CEO

DIRECTED SERVICES, LLC

Date: March 13, 2009	By:	/s/ Shaun Mathews
Name: Shaun Mathews
		Title:	Executive Vice President

ING INVESTMENT MANAGEMENT CO.

Date: March 13, 2009	By:	/s/ Shaun Mathews
Name: Shaun Mathews
Title: Executive Vice President

ING FUNDS DISTRIBUTOR, LLC

Date: March 13, 2009	By:	/s/ Shaun Mathews
Name: Shaun Mathews
		Title:	Director

EXHIBIT INDEX

A.	Authorization required pursuant to Rule 0-2(c)(1).

	1.	ING Investors Trust,
ING Partners, Inc.,
ING Mutual Funds,
ING Series Funds, Inc., and
ING Strategic Allocation Portfolios, Inc.
	2.	ING Investments, LLC
	3.	Directed Services, LLC
	4.	ING Investment Management Co.
	5.	ING Funds Distributor, LLC

B.	Verifications of signatures required pursuant to Rule 0-2(d).

	1.	ING Investors Trust,
ING Partners, Inc.,
ING Mutual Funds,
ING Series Funds, Inc., and
ING Strategic Allocation Portfolios, Inc.
	2.	ING Investments, LLC
	3.	Directed Services, LLC
	4.	ING Investment Management Co.
	5.	ING Funds Distributor, LLC

EXHIBIT A-1

SECRETARY’S CERTIFICATE

I, Huey Falgout, do hereby certify that I am the duly elected and qualified Assistant Secretary of  ING Series Funds, Inc., and ING Strategic Allocation Portfolios, Inc., (the “Funds”) that have executed the application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Section 12(d)(1) of the 1940 Act, and that the following is a true and correct copy of the resolution that was duly adopted by unanimous written consent of the Board of Trustees/Directors of each Fund dated April 29, 2008 and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motions duly made and seconded, it was unanimously

VOTED:

RESOLVED, that the officers of the ING Funds, on behalf of existing and future series organized as funds-of-funds, including any new investment companies registered in the future under the Investment Company Act of 1940, as amended (collectively, the “Funds of Funds”), be, and each hereby is, authorized and directed to join in an application for exemptive relief (the “Application”) being obtained by ING Investments, LLC, Directed Services LLC, ING Funds Distributor, LLC and certain Funds in the ING Funds complex (the “Applicants”) from Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit the Funds of Funds to invest in futures contracts, options on futures contracts, swap agreements, and all other derivatives and other kinds of financial instruments that may not be “securities,” as such term is defined under the 1940 Act, as discussed with the Board in the Memorandum included with this Unanimous Written Consent (“Written Consent”), and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of the ING Funds, with the advice of counsel be, and each hereby is, authorized and directed to take all such further action and execute and deliver all such further instruments and documents, including, but not limited to, the Application or any amendments thereto, in the name of, and on behalf of, the Applicants as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have set my hand this 13th day of March, 2009.

/s/ Huey Falgout

Huey Falgout
Assistant Secretary

SECRETARY’S CERTIFICATE

I, Huey Falgout, do hereby certify that I am the duly elected and qualified  Secretary of ING Investors Trust, ING Mutual Funds and ING Partners, Inc., (the “Funds”) that have executed the application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Section 12(d)(1) of the 1940 Act, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees/Directors of each Fund convened and held on May 30, 2008 and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motions duly made and seconded, it was unanimously

VOTED:

WHEREAS, at a Telephonic Meeting of the Executive Committee of the ING Funds held April 25, 2008, the Executive Committee authorized the officers of the ING Funds, on behalf of existing and future series organized as funds-of-funds, including any new investment companies registered in the future under the Investment Company Act of 1940, as amended (collectively, the “Funds-of-Funds”), be authorized and directed to join in an application for exemptive relief (the “Application”) being obtained by ING Investments, LLC, Directed Services LLC, ING Funds Distributor, LLC and certain other Funds in the ING Funds complex (the “Applicants”) from Rule 12d1-2(a) under the Investment Company Act of 1940, as amended, to permit the Funds of Funds to invest in futures contracts, options on futures contracts, swap agreements, and all other derivatives and other kinds of financial instruments that may not be “securities,” as such term is defined under the Investment company Act of 1940, as amended, as discussed with the Executive Committee and presented at the April 25, 2008 Meeting, and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

WHEREAS, the Executive Committee further resolved that the appropriate officers of the ING Funds, with the advice of counsel be authorized and directed to take all such further action and execute and deliver all such further instruments and documents, including, but not limited to, the Application or any amendments thereto, in the name of, and on behalf of, the Applicants as in their judgment shall be necessary to accomplish the purpose of the foregoing resolutions;

RESOLVED, that the foregoing actions of the Executive Committee be, and they hereby are, ratified and approved.

IN WITNESS WHEREOF, I have set my hand this 13th day of March, 2009.

/s/ Huey Falgout
Huey Falgout
Secretary

EXHIBIT A-2

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, ING Investments, LLC hereby states that pursuant to his position as President and CEO of ING Investments, LLC, the undersigned Shaun Mathews, is authorized to file this Application in its name and on its behalf.

ING INVESTMENTS, LLC

By:	/s/ Shaun Mathews
Shaun Mathews

EXHIBIT A-3

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, Directed Services LLC hereby states that pursuant to his position as Executive Vice President of Directed Services LLC the undersigned Shaun Mathews, is authorized to file this Application in its name and on its behalf.

DIRECTED SERVICES LLC

By:	/s/ Shaun Mathews
Shaun Mathews

EXHIBIT A-4

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, ING Investment Management Co. hereby states that pursuant to his position as Executive Vice President of ING Investment Management Co. the undersigned Shaun Mathews, is authorized to file this Application in its name and on its behalf.

ING INVESTMENT MANAGEMENT CO.

By:	/s/ Shaun Mathews
Shaun Mathews

EXHIBIT A-5

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, ING Funds Distributor, LLC hereby states that pursuant to his position as Director of ING Funds Distributor, LLC the undersigned Shaun Mathews, is authorized to file this Application in its name and on its behalf.

ING FUNDS DISTRIBUTOR, LLC

By:	/s/ Shaun Mathews
Shaun Mathews

EXHIBIT B-1

Application pursuant to Section 6(c) of the Investment Company Act of 1940

for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 13, 2009 for and on behalf of ING Series Funds, Inc., and ING Strategic Allocation Portfolios, Inc., (the “Funds”), that he is the President and CEO of the Funds, and that all action by shareholders and trustees/directors of the Funds necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shaun Mathews
Name:	Shaun Mathews

Application pursuant to Section 6(c) of the Investment Company Act of 1940

for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 13, 2009 for and on behalf of ING Investors Trust, ING Mutual Funds, and ING Partners, Inc., (the “Funds”), that he is the President and CEO of the Funds, and that all action by shareholders and trustees/directors of the Funds necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shaun Mathews
Name:	Shaun Mathews

EXHIBIT B-2

Application pursuant to Section 6(c) of the Investment Company Act of 1940

for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 13, 2009 for and on behalf of ING Investments, LLC (“IIL”) that he is the President and CEO of IIL, and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shaun Mathews
Name:	Shaun Mathews

EXHIBIT B-3

Application pursuant to Section 6(c) of the Investment Company Act of 1940

for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 13, 2009 for and on behalf of Directed Services LLC (“DSL”) that he is the Executive Vice President of DSL, and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shaun Mathews
Name:	Shaun Mathews

EXHIBIT B-4

Application pursuant to Section 6(c) of the Investment Company Act of 1940

for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 13, 2009 for and on behalf of ING Investment Management Co. (“IIM”), that he is Executive Vice President of IIM, and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shaun Mathews
Name:	Shaun Mathews

EXHIBIT B-5

Application pursuant to Section 6(c) of the Investment Company Act of 1940

for an order of the Commission

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 13, 2009 for and on behalf of ING Funds Distributor, LLC (“IFD”), that he is the Director of IFD, and that all actions necessary by shareholders, directors or other bodies to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shaun Mathews
Name:	Shaun Mathews